UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated February 16, 2012.

2.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

Press Release

ABB reports solid fourth quarter performance, 2011 net income up 24%

•                  Orders rise 17%(1) (10% organic(2)), revenues up 16% (10% organic)

•                  Full-year orders hit $40 bn for first time, record revenues of $38 billion

•                  Q4 operational EBITDA(3) up 18%, net income 19% higher

•                  $1.7 bn cash from operations in the fourth quarter

•                  Board of Directors proposes dividend of CHF 0.65 for full year, up 8% versus 2010

Zurich, Switzerland, Feb. 16, 2012 — ABB reported an increase in profitability in the fourth quarter of 2011 on a combination of strong revenue growth and cost savings. For 2011, the company reached $40 billion in orders for the first time ever and reported record revenues of $38 billion.

Operational EBITDA, the measure of profitability tracked by management, rose 18 percent from the fourth quarter a year earlier, to $1.6 billion, on a 16-percent increase in revenues (10 percent organic). The operational profit margin on this basis rose to 14.8 percent from 14.4 percent, due in large part to cost reductions of approximately $330 million and better project execution.

Cash from operations in the quarter amounted to approximately $1.7 billion, close to the record $1.8 billion generated in the same quarter of the last two years.

Orders rose 17 percent (10 percent organic), helped by increasing demand for low-loss power transmission systems in both mature and emerging markets. Demand from industrial customers for high-efficiency equipment used to reduce operating costs and increase product quality also grew.

“We continued to execute well in the fourth quarter, especially on our cost savings and project execution, allowing us to report record revenues and solid earnings in a volatile market environment,” said ABB Chief Executive Officer Joe Hogan. “We saw good demand for energy efficiency solutions in industry and for grid expansions and refurbishment, and we expect that to continue.

“At the same time, an unfavorable business mix and ongoing price pressure out of the order backlog will likely weigh on profit margins in the first quarter, but we are more optimistic about the rest of the year and will continue to aggressively pursue growth while retaining our uncompromising approach to cost control.”

2011 Q4 and full-year key figures

			Change				Change
$ millions unless otherwise indicated	Q4 11	Q4 10	US$	Local	FY 2011	FY 2010	US$	Local
Orders	10’160	8’752	16%	17%	40’210	32’681	23%	18%
Order backlog (end Dec)	27’508	26’193	5%	9%
Revenues	10’571	9’179	15%	16%	37’990	31’589	20%	15%
EBIT	1’123	978	15%		4’667	3’818	22%
as % of revenues	10.6%	10.7%			12.3%	12.1%
Operational EBITDA	1’568	1’324	18%		6’014	4’824	25%
as % of operational revenues	14.8%	14.4%			15.8%	15.3%
Net income	830	700	19%		3’168	2’561	24%
Basic net income per share ($)	0.36	0.31			1.38	1.12
Dividend per share (CHF)*					0.65	0.60	8%
Cash flow from operating activities	1’674	1’759	-5%		3’612	4’197	-14%
Free cash flow					2’593	3’397
as % of net income					82%	133%
Cash return on invested capital					14%	21%

* Proposed by the Board of Directors

(1)  Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

(2)  Organic changes exclude the acquisition of Baldor.

(3)  See reconciliation of non-GAAP measures in Appendix 1.

Summary of Q4 2011 results

Orders received and revenues

Demand for ABB products and solutions continued to grow as industrial and utility customers focused on energy efficiency, industrial productivity and power reliability. In particular, orders improved in the oil, gas and petrochemicals and power utility sectors. Orders increased in the fourth quarter compared to the year earlier due to a significant jump in large orders (above $15 million), including a $900-million Ultra High Voltage Direct Current (UHVDC) power transmission order in India and a $160-million underground HVDC link in Sweden. Large orders increased by 38 percent and represented 23 percent of the total orders in the quarter, compared to about 20 percent in the year-earlier period. Base orders (below $15 million) increased 12 percent (4 percent organic). This was approximately the same growth rate as in the third quarter of 2011.

The Discrete Automation and Motion division reported the largest growth in orders, up 49 percent in local currencies, thanks in large part to continued robust demand for high-efficiency electrical motors from Baldor. On an organic basis, orders in Discrete Automation and Motion grew 11 percent. Orders were 6 percent higher in the Low Voltage Products division, mainly on increased demand for low-voltage systems to improve electrical efficiency in industry. The Process Automation division saw orders up 7 percent as commodity prices continued to drive customer investment in new capacity and services to improve the productivity of existing assets, especially in the oil and gas sector.

The Power Systems division had a very strong quarter in orders and revenues, confirming longer term trends to interconnect power grids and strengthen power transmission infrastructure in both mature and emerging markets. Power Products orders increased across all businesses, mainly the result of demand from the power distribution and industrial sectors.

Regionally, orders rose by 61 percent in Asia on the large power order in India and strong order increases in Australia and Singapore, as well as a 6-percent increase in China. In the Americas, orders grew by 41 percent (11 percent organic), with higher demand in both automation and power. Orders declined 8 percent in Europe, reflecting both slower economic growth and a more challenging comparison with the same quarter a year earlier, when ABB was awarded a $580-million HVDC power transmission order. Orders in the Middle East and Africa were down 18 percent on fewer large orders compared to the same period in 2010.

For the Group, service orders grew by 11 percent in the quarter and were 15 percent higher for the full year.

The order backlog at the end of December reached $27.5 billion, a local-currency increase of 9 percent compared with the end of the fourth quarter in 2010, and 2 percent lower than at the end of the third quarter in 2011.

Revenues continued to grow and were higher in all divisions, supported in large part by execution of the order backlog. Organic revenue growth was 10 percent. Service revenues grew by 12 percent and represented 16 percent of the Group’s total revenues in the fourth quarter. For the full year, service revenues increased 10 percent and represented 16 percent of total revenues.

Earnings and net income

EBIT in the fourth quarter of 2011 amounted to $1.1 billion, a 15-percent increase compared to the same quarter a year earlier.

Operational EBITDA in the fourth quarter of 2011 amounted to $1.6 billion, an increase of 18 percent over the year-earlier period. The increase in operational EBITDA and operational EBITDA margin mainly reflects the contribution of $525 million of revenues and $97 million of operational EBITDA from the Baldor acquisition, and the non-recurrence of some $120 million in project-related charges in the Power Systems division compared to the same quarter in 2010. Profitability was negatively impacted by continued price pressure in the power divisions—as lower margin orders were executed from the backlog—unfavorable business and product mix and continued investment in sales and research and development.

Net income for the quarter grew 19 percent to $830 million. Basic earnings per share amounted to $0.36.

As part of the company’s $1-billion cost savings initiative for 2011, savings of approximately $330 million were achieved in the quarter, of which about 50 percent were derived from optimized sourcing. For 2011, total cost savings amounted to $1.1 billion. Costs associated with the program in the fourth quarter were approximately $100 million, bringing the total cost for the full year to approximately $160 million.

As the company said at its Capital Markets Day in November, ABB intends to continue its cost savings initiatives in 2012 and aims to further reduce costs by approximately $1 billion, again primarily through global sourcing and operational excellence measures.

Acquisitions

ABB continued to execute on its strategy to fill key gaps in its product portfolio, geographic coverage and end-market exposure with bolt-on acquisitions. During the fourth quarter, ABB completed the acquisition of Trasfor, a Switzerland-based specialty transformer manufacturer. In December, the company also announced an offer to acquire Switzerland-based Newave Energy International, a manufacturer of uninterrupted power supplies, for a total consideration of approximately $170 million. The deal is expected to be completed in the first quarter of 2012.

ABB made a number of other acquisitions in 2011, the largest of which was U.S.-based industrial motor manufacturer Baldor Electric, completed in January and valued at $4.2 billion, including debt repayment. Since being consolidated into ABB’s financial results as of the end of January 2011, Baldor has contributed approximately $2 billion in revenues and approximately $390 million of operational EBITDA.

Other acquisitions during the year included Envitech, a Canadian supplier of electrical products for urban transit systems; Powercorp, an Australian renewable power automation company; Lorentzen & Wettre, a Swedish manufacturer of control solutions for the pulp and paper industry; Epyon, a Netherlands-based supplier of electrical vehicle charging solutions; and Mincom, a supplier of enterprise asset management software to the mining and other industries, based in Australia.

ABB announced in January 2012 an agreed offer to acquire U.S. low-voltage equipment manufacturer Thomas & Betts for a total cash consideration of $3.9 billion. The transaction, to be fully funded by cash and debt, is expected to be closed in the second quarter of 2012, pending approval of the deal by Thomas & Betts shareholders and customary regulatory approvals.

Balance sheet and cash flow

Total debt amounted to $4.0 billion compared to $2.2 billion at the end of 2010 and $4.6 billion at the end of the third quarter of 2011.

Net cash at the end of the fourth quarter was $1.8 billion compared with $1 billion at the end of the previous quarter. Cash flow from operations amounted to $1.7 billion, close to the record levels reported in the same quarter in 2010 and 2009. The good performance reflects solid working capital management, mainly reduced inventories and improved receivables collection, partly offset by higher tax payments.

At its Capital Markets Day in November 2011, ABB introduced a new measure of return on investment as part of its 2011-2015 financial targets, replacing return on capital employed (ROCE) with cash return on invested capital (CROI). The target is to achieve a CROI above 20 percent by 2015. At the end of 2011, the first year of the five-year target period, CROI was 14 percent, down from 21 percent in 2010 as a result of the $4-billion acquisition of Baldor Electric completed in the first quarter of 2011.

ABB returned to the bond market in 2011 with the aim of extending the maturity profile of its long-term debt and securing long-term funding at attractive rates. The company issued two US-dollar denominated bonds in June, totaling $1,250 million—maturing in 2016 and 2021—followed in October by two Swiss franc-denominated bonds totaling CHF 850 million, also maturing in 2016 and 2021. In January 2012, ABB Ltd issued a further CHF 350-million bond, maturing in 2018. In addition, ABB redeemed on maturity a €650-million bond in November, 2011.

Dividend

ABB’s Board of Directors has proposed a dividend for 2011 of 0.65 Swiss francs per share, compared to 0.60 Swiss francs per share in the prior year. The proposal is in line with the company’s dividend policy to pay a steadily rising, sustainable dividend over time. As it did in 2011, the Board proposes that the dividend be paid from ABB Ltd’s capital contribution reserve, a form of payment that would be exempt from Swiss withholding tax. If approved by shareholders at the company’s annual general meeting on April 26, 2012, the ex-dividend date would be April 30, 2012, for shares traded on the SIX and OMX Nasdaq exchanges and May 1, 2012, for American Depositary Shares traded on the New York Stock Exchange. The respective dividend payout dates would be May 4, 2012, in Switzerland, May 8, 2012 in Sweden, and May 11, 2012 in the United States.

Management changes

In February 2011, ABB announced that Frank Duggan was appointed to the ABB Executive Committee (EC) as Head of Global Markets, effective March 1, 2011. In December 2011, ABB announced the appointment of Brice Koch, the EC member responsible for Marketing and Customer Solutions, as the Head of the Power Systems division, effective March 1, 2012. He succeeds Peter Leupp, who is retiring. At the same time, Greg Scheu, the head of the Discrete Automation and Motion division in North America, was appointed to the EC to succeed Koch as Head of Marketing and Customer Solutions, effective July 1, 2012.

Outlook

The long-term outlook for ABB remains positive, with utilities continuing to invest in grid upgrades and industries spending more on automation solutions to increase energy efficiency and productivity.

Macroeconomic volatility makes short-term forecasts more challenging. There are signs of recovery in the North American economy and China appears to be returning to a focus on growth, while uncertainty around government budget deficits in Europe remains high.

From the perspective of ABB’s short-term business development, management expects low single-digit growth in most of its early-cycle businesses until confidence in the macroeconomic outlook improves. Price pressure is expected to continue in parts of the power business, in line with the company’s previous guidance. The unfavorable business mix seen in most divisions in the fourth quarter of 2011 is expected to continue into the first quarter of 2012, weighing on margins. This trend is not expected to continue over the rest of the year. Management will continue to drive further improvements in cost and productivity going forward.

At the same time, the company’s strong order backlog and continued customer investments in areas such as power distribution and oil and gas, as well as its exposure to fast-growing emerging markets, are expected to provide ample opportunities for profitable growth in 2012 and the company will continue to expand sales forces and accelerate product development in order to capture these opportunities.

Divisional performance

Power Products

			Change				Change
$ millions unless otherwise indicated	Q4 11	Q4 10	US$	Local	FY 2011	FY 2010	US$	Local
Orders	2,738	2,533	8%	8%	11,068	9,778	13%	8%
Order backlog (end Dec)	8,029	7,930	1%	4%
Revenues	3,083	2,913	6%	6%	10,869	10,199	7%	2%
EBIT	353	454	-22%		1,476	1,636	-10%
as % of revenues	11.4%	15.6%			13.6%	16.0%
Operational EBITDA(1)	460	527	-13%		1,782	1,861	-4%
as % of operational revenues	14.8%	18.0%			16.3%	18.2%
Cash flow from operating activities	548	658	-17%		1,095	1,756	-38%

(1) See reconciliation of non-GAAP measures in Appendix 1

Orders increased across all businesses during the quarter, driven primarily by demand from the power distribution and industrial sectors. Market uncertainty persists and a recovery in the transmission sector depends on an overall improvement in economic conditions and utilities becoming more active on capital investment.

Regionally, orders were higher in the Americas and Asia, mainly due to a growth in base orders, and declined in Europe as a result of delayed investments.

Revenues grew in all businesses with service revenues growing faster than total revenues.

The lower operational EBITDA and EBITDA margin in the quarter was due mainly to the execution of lower margin order backlog, reflecting the weaker pricing environment seen in 2010 and 2011. Margins were also affected by a less favorable product mix. Savings from ongoing sourcing, operational improvements and footprint initiatives partially compensated this impact.

Power Systems

			Change				Change
$ millions unless otherwise indicated	Q4 11	Q4 10	US$	Local	FY 2011	FY 2010	US$	Local
Orders	3,130	2,626	19%	21%	9,278	7,896	18%	12%
Order backlog (end Dec)	11,570	10,929	6%	11%
Revenues	2,412	2,088	16%	17%	8,101	6,786	19%	14%
EBIT	145	3	n.a.		548	114	381%
as % of revenues	6.0%	0.1%			6.8%	1.7%
Operational EBITDA(1)	238	69	245%		743	304	144%
as % of operational revenues	9.9%	3.3%			9.1%	4.5%
Cash flow from operating activities	306	512	-40%		288	443	-35%

(1) See reconciliation of non-GAAP measures in Appendix 1

Strong order growth in the quarter was driven mainly by an increase in large orders, including an Ultra High Voltage Direct Current (UHVDC) transmission system order in India and a cable system order in Sweden with a combined value of more than $1 billion.

Orders increased in Asia and the Americas on utility investments in grid upgrades. Orders were lower in Europe where market uncertainty impacted the timing of utility capital investments.

Revenue growth reflected the execution of the strong order backlog, which reached a record level at the end of the year.

Most of the increase in operational EBITDA and operational EBITDA margin in the fourth quarter reflects a favorable comparison to the same period in 2010, when significant project-related charges were incurred in the cables business. In addition, operational EBITDA in the fourth quarter of 2011 was positively impacted by successful claims management.

Discrete Automation and Motion

			Change				Change
$ millions unless otherwise indicated	Q4 11	Q4 10	US$	Local	FY 2011	FY 2010	US$	Local
Orders	2,230	1,505	48%	49%	9,566	5,862	63%	57%
Order backlog (end Dec)	4,120	3,350	23%	26%
Revenues	2,365	1,657	43%	44%	8,806	5,617	57%	51%
EBIT	338	280	21%		1,294	911	42%
as % of revenues	14.3%	16.9%			14.7%	16.2%
Operational EBITDA(1)	411	301	37%		1,664	1,026	62%
as % of operational revenues	17.4%	18.2%			18.9%	18.3%
Cash flow from operating activities	410	204	101%		1,086	573	90%

(1) See reconciliation of non-GAAP measures in Appendix 1

Orders grew in the quarter for all businesses, although at a slower rate than in the previous three quarters. Organic order growth amounted to 11 percent in local currencies. Demand for energy-efficient industrial products and solutions remained strong, especially in emerging markets, reflecting the positive economic development. Baldor continued its strong growth in North America as demand for high-efficiency motors continued. Orders continued to grow in Europe at a single-digit pace.

Revenue growth in the quarter mainly reflects execution of the strong order backlog.

Operational EBITDA increased on higher revenues and the contribution from Baldor. Operational EBITDA margin declined compared to fourth quarter 2010 due to an unfavorable product and business mix along with increasing investments in business development, sales, and R&D.

Low Voltage Products

			Change				Change
$ millions unless otherwise indicated	Q4 11	Q4 10	US$	Local	FY 2011	FY 2010	US$	Local
Orders	1,204	1,142	5%	6%	5,364	4,686	14%	9%
Order backlog (end Dec)	887	838	6%	9%
Revenues	1,348	1,254	7%	7%	5,304	4,554	16%	11%
EBIT	209	200	5%		904	788	15%
as % of revenues	15.5%	15.9%			17.0%	17.3%
Operational EBITDA(1)	256	252	2%		1,059	926	14%
as % of operational revenues	19.0%	20.1%			19.9%	20.3%
Cash flow from operating activities	312	280	11%		548	717	-24%

(1) See reconciliation of non-GAAP measures in Appendix 1

Orders continued to grow in the fourth quarter but at a pace that reflects generally weaker early-cycle demand in most markets. Growth was strongest for engineered solutions, such as large electrical panels used in a variety of industrial applications, while growth was more modest for products like breakers and switches. Regionally, orders were up in the main European and Asian markets, and were also higher in the Americas. Orders declined in the Middle East and Africa. Service orders grew at a faster pace than total orders.

Revenues grew faster than orders on execution of the strong order backlog in low-voltage systems.

Higher revenues drove the increase in operational EBITDA, supported by price increases implemented successfully earlier in the year to offset rising raw material costs. The higher share of systems revenues during the quarter resulted in a decline in operational EBITDA margin.

Process Automation

			Change				Change
$ millions unless otherwise indicated	Q4 11	Q4 10	US$	Local	FY 2011	FY 2010	US$	Local
Orders	1,881	1,764	7%	7%	8,726	7,383	18%	12%
Order backlog (end Dec)	5,771	5,530	4%	8%
Revenues	2,317	2,101	10%	10%	8,300	7,432	12%	6%
EBIT	243	198	23%		963	759	27%
as % of revenues	10.5%	9.4%			11.6%	10.2%
Operational EBITDA(1)	272	293	-7%		1,028	925	11%
as % of operational revenues	11.8%	13.8%			12.4%	12.5%
Cash flow from operating activities	416	222	87%		904	738	22%

(1) See reconciliation of non-GAAP measures in Appendix 1

Order growth in the quarter was primarily driven by capital spending in the oil and gas sector. Base orders contributed to the majority of the growth, fueled by strong orders in measurement products, while large orders were flat.

Regionally, Europe recorded strong growth driven by oil and gas investment in an offshore gas platform in Norway. Orders also grew in the Americas, led by Brazil and the U.S. Orders remained steady in Asia.

The revenue increase was driven by the execution of the strong order backlog in the oil and gas, minerals and pulp and paper businesses as well as turbocharging and measurement products.

The lower operational EBITDA and EBITDA margin reflects a higher share of lower margin systems orders executed out of the backlog, higher research and development costs related to growth initiatives, and the impact of the strong Swiss franc on the turbocharging business.

More information

The 2011 Q4 results press release is available from Feb. 16, 2012, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on ABB’s fourth-quarter 2011 results will be available at 06:30 am today at www.youtube.com/abb.

ABB will host a press conference and call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 203 059 5862. From Sweden, +46 8 5051 0031, and from the rest of Europe, +41 91 610 5600. Lines will be open 15 minutes before the conference starts. Playback of the call will start 1 hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 19950, followed by the # key. The recorded session will also be available as a podcast 1 hour after the end of the call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. in the UK, 8:00 a.m. EDT). Callers should dial +1 866 291 4166 from the U.S./Canada (toll-free), +44 203 059 5862 from the U.K., or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com.

Investor calendar 2012
Annual Report 2011 publication	March 15, 2012
First-quarter 2012 results	April 25, 2012
Annual General Meeting Zurich, Switzerland	April 26, 2012
Annual Information Meeting Västerås, Sweden	April 27, 2012
Second-quarter 2012 results	July 26, 2012
Third-quarter 2012 results	October 25, 2012

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 135,000 people.

Zurich, February 16, 2012

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB Q4 and full-year 2011 key figures

				Change				Change
$ millions unless otherwise indicated		Q4 11	Q4 10	US$	Local	2011	2010	US$	Local
Orders	Group	10,160	8,752	16%	17%	40,210	32,681	23%	18%
	Power Products	2,738	2,533	8%	8%	11,068	9,778	13%	8%
	Power Systems	3,130	2,626	19%	21%	9,278	7,896	18%	12%
	Discrete Automation & Motion	2,230	1,505	48%	49%	9,566	5,862	63%	57%
	Low Voltage Products	1,204	1,142	5%	6%	5,364	4,686	14%	9%
	Process Automation	1,881	1,764	7%	7%	8,726	7,383	18%	12%
	Corporate and other (inter-division eliminations)	(1,023)	(818)			(3,792)	(2,924)
Revenues	Group	10,571	9,179	15%	16%	37,990	31,589	20%	15%
	Power Products	3,083	2,913	6%	6%	10,869	10,199	7%	2%
	Power Systems	2,412	2,088	16%	17%	8,101	6,786	19%	14%
	Discrete Automation & Motion	2,365	1,657	43%	44%	8,806	5,617	57%	51%
	Low Voltage Products	1,348	1,254	7%	7%	5,304	4,554	16%	11%
	Process Automation	2,317	2,101	10%	10%	8,300	7,432	12%	6%
	Corporate and other (inter-division eliminations)	(954)	(834)			(3,390)	(2,999)
EBIT	Group	1,123	978	15%		4,667	3,818	22%
	Power Products	353	454	-22%		1,476	1,636	-10%
	Power Systems	145	3	n.a.		548	114	381%
	Discrete Automation & Motion	338	280	21%		1,294	911	42%
	Low Voltage Products	209	200	5%		904	788	15%
	Process Automation	243	198	23%		963	759	27%
	Corporate and other (inter-division eliminations)	(165)	(157)			(518)	(390)
EBIT %	Group	10.6%	10.7%			12.3%	12.1%
	Power Products	11.4%	15.6%			13.6%	16.0%
	Power Systems	6.0%	0.1%			6.8%	1.7%
	Discrete Automation & Motion	14.3%	16.9%			14.7%	16.2%
	Low Voltage Products	15.5%	15.9%			17.0%	17.3%
	Process Automation	10.5%	9.4%			11.6%	10.2%
Operational EBITDA*	Group	1,568	1,324	18%		6,014	4,824	25%
	Power Products	460	527	-13%		1,782	1,861	-4%
	Power Systems	238	69	245%		743	304	144%
	Discrete Automation & Motion	411	301	37%		1,664	1,026	62%
	Low Voltage Products	256	252	2%		1,059	926	14%
	Process Automation	272	293	-7%		1,028	925	11%
Operational EBITDA %	Group	14.8%	14.4%			15.8%	15.3%
	Power Products	14.8%	18.0%			16.3%	18.2%
	Power Systems	9.9%	3.3%			9.1%	4.5%
	Discrete Automation & Motion	17.4%	18.2%			18.9%	18.3%
	Low Voltage Products	19.0%	20.1%			19.9%	20.3%
	Process Automation	11.8%	13.8%			12.4%	12.5%

* See reconciliation of non-GAAP measures in Appendix 1 and in Note 14 to the Interim Consolidated Financial Information (unaudited)

Q4 2011 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q4 11	Q4 10	US$	Local	Q4 11	Q4 10	US$	Local
Europe	3,482	3,789	-8%	-8%	3,985	3,558	12%	12%
Americas	2,439	1,762	38%	41%	2,571	1,840	40%	42%
Asia	3,327	2,041	63%	61%	2,856	2,592	10%	9%
Middle East and Africa	912	1,160	-21%	-18%	1,159	1,189	-3%	-1%
Group total	10,160	8,752	16%	17%	10,571	9,179	15%	16%

Full-year 2011 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	2011	2010	US$	Local	2011	2010	US$	Local
Europe	15,202	13,781	10%	4%	14,657	12,378	18%	11%
Americas	9,466	6,223	52%	50%	9,043	6,213	46%	43%
Asia	12,103	8,720	39%	32%	10,136	8,872	14%	9%
Middle East and Africa	3,439	3,957	-13%	-15%	4,154	4,126	1%	-2%
Group total	40,210	32,681	23%	18%	37,990	31,589	20%	15%

Operational EBIT and Operational EBITDA Q4 2011 vs Q4 2010

	ABB		Power Products		Power Systems		Discrete Automation & Motion		Low Voltage Products		Process Automation
	Q4 11	Q4 10	Q4 11	Q4 10	Q4 11	Q4 10	Q4 11	Q4 10	Q4 11	Q4 10	Q4 11	Q4 10
Revenues (as per Financial Statements)	10,571	9,179	3,083	2,913	2,412	2,088	2,365	1,657	1,348	1,254	2,317	2,101
FX/commodity timing differences in Revenues	(2)	32	19	10	(12)	5	1	(6)	2	(1)	(9)	24
Operational revenues	10,569	9,211	3,102	2,923	2,400	2,093	2,366	1,651	1,350	1,253	2,308	2,125

EBIT (as per Financial Statements)	1,123	978	353	454	145	3	338	280	209	200	243	198
FX/commodity timing differences in EBIT	53	35	10	0	15	15	8	(11)	(1)	(4)	2	46
Restructuring-related costs	107	116	44	23	33	23	1	10	19	29	7	29
Acquisition-related expenses and certain non-recurring items	20	0	0	0	0	0	3	0	0	0	0	0
Operational EBIT	1,303	1,129	407	477	193	41	350	279	227	225	252	273
Operational EBIT margin	12.3%	12.3%	13.1%	16.3%	8.0%	2.0%	14.8%	16.9%	16.8%	18.0%	10.9%	12.8%
Depreciation (reversal of)	174	145	43	43	21	12	32	19	27	26	15	15
Amortization (reversal of)	91	50	10	7	24	16	29	3	2	1	5	5
Operational EBITDA	1,568	1,324	460	527	238	69	411	301	256	252	272	293
Operational EBITDA margin	14.8%	14.4%	14.8%	18.0%	9.9%	3.3%	17.4%	18.2%	19.0%	20.1%	11.8%	13.8%

Appendix I

Reconciliation of non-GAAP measures

(US$ millions)

	Three months ended Dec. 31,		Year ended Dec. 31,
	2011	2010	2011	2010
EBIT Margin (= EBIT as % of revenues)

Earnings before interest and taxes (EBIT)	1,123	978	4,667	3,818
Revenues	10,571	9,179	37,990	31,589
EBIT Margin	10.6%	10.7%	12.3%	12.1%

EBIT as per financial statements	1,123	978	4,667	3,818
reversal of:
Unrealized gains and losses on derivatives (FX, commodities, embedded derivatives)	44	26	158	3
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	21	(2)	32	9
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(12)	11	(109)	79
Restructuring and restructuring-related expenses	107	116	164	213
Acquisition-related expenses and certain non-recurring items	20	—	122 (1)	—
Operational EBIT	1,303	1,129	5,034	4,122
reversal of:
Depreciation	174	145	660	545
Amortization	91	50	335	157
Backlog amortization related to significant acquisitions			(15)
Operational EBITDA	1,568	1,324	6,014	4,824

Revenues as per financial statements	10,571	9,179	37,990	31,589
reversal of:
Unrealized gains and losses on derivatives	(34)	17	188	(80)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	28	(21)	33	(28)
Unrealized foreign exchange movements on receivables (and related assets)	4	36	(123)	100
Operational Revenues	10,569	9,211	38,088	31,581

Operational EBITDA Margin (= Operational EBITDA as % of Operational Revenues)	14.8%	14.4%	15.8%	15.3%

(1)  includes $15 million backlog amortization related to Baldor

	Year ended Dec. 31,
	2011	2010
Net Cash (= Cash and equivalents plus marketable securities and short-term investments, less total debt)

Cash and equivalents	4,819	5,897
Marketable securities and short-term investments	948	2,713
Cash and marketable securities	5,767	8,610
Short-term debt and current maturities of long-term debt	765	1,043
Long-term debt	3,231	1,139
Total debt	3,996	2,182
Net Cash	1,771	6,428

	Year ended Dec. 31,
	2011	2010
Cash Return on Capital Invested (CROI)
CROI = (Net cash provided by operating activities + Interest Paid) / Capital Invested

Net cash provided by operating activities	3,612	4,197
Interest paid	165	94
Adjustment to annualize Baldor’s net cash provided by operating activities	27	—
Adjusted Cash Return	3,804	4,291

Capital Invested
Capital Invested = Fixed Assets + Net Working Capital + Accumulated Depreciation and Amortization
Property, plant and equipment, net	4,922	4,356
Goodwill	7,269	4,085
Other intangible assets, net	2,253	701
Investments in equity-accounted companies	156	19
Total Fixed Assets	14,600	9,161
Receivables, net	10,773	9,970
Inventories, net	5,737	4,878
Prepaid expenses	227	193
Accounts payable, trade	(4,789)	(4,555)
Billings in excess of sales	(1,819)	(1,730)
Employee and other payables	(1,361)	(1,526)
Advances from customers	(1,757)	(1,764)
Accrued expenses	(1,822)	(1,644)
Net Working Capital	5,189	3,822
Accumulated depreciation of property plant and equipment	6,121	5,902
Accumulated amortization of intangible assets including goodwill (1)	1,900	1,689
Accumulated Depreciation and Amortization	8,021	7,591
Capital Invested	27,810	20,574

CROI	14%	21%

(1) Includes accumulated goodwill amortization up to Dec. 31, 2001. Thereafter goodwill is not amortized (under U.S. GAAP) but subject to annual testing for impairment.

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Year ended		Three months ended
($ in millions, except per share data in $)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Sales of products	31,875	26,291	8,848	7,628
Sales of services	6,115	5,298	1,723	1,551
Total revenues	37,990	31,589	10,571	9,179
Cost of products	(22,649)	(18,607)	(6,441)	(5,563)
Cost of services	(3,907)	(3,453)	(1,137)	(987)
Total cost of sales	(26,556)	(22,060)	(7,578)	(6,550)
Gross profit	11,434	9,529	2,993	2,629
Selling, general and administrative expenses	(5,373)	(4,615)	(1,437)	(1,297)
Non-order related research and development expenses	(1,371)	(1,082)	(399)	(320)
Other income (expense), net	(23)	(14)	(34)	(34)
Earnings before interest and taxes	4,667	3,818	1,123	978
Interest and dividend income	90	95	25	25
Interest and other finance expense	(207)	(173)	(35)	(35)
Income from continuing operations before taxes	4,550	3,740	1,113	968
Provision for taxes	(1,244)	(1,018)	(247)	(228)
Income from continuing operations, net of tax	3,306	2,722	866	740
Income from discontinued operations, net of tax	9	10	8	13
Net income	3,315	2,732	874	753
Net income attributable to noncontrolling interests	(147)	(171)	(44)	(53)
Net income attributable to ABB	3,168	2,561	830	700

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	3,159	2,551	822	687
Net income	3,168	2,561	830	700

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.38	1.12	0.36	0.30
Net income	1.38	1.12	0.36	0.31

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.38	1.11	0.36	0.30
Net income	1.38	1.12	0.36	0.31

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,288	2,287	2,290	2,285
Diluted earnings per share attributable to ABB shareholders	2,291	2,291	2,291	2,289

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Dec. 31, 2011	Dec. 31, 2010

Cash and equivalents	4,819	5,897
Marketable securities and short-term investments	948	2,713
Receivables, net	10,773	9,970
Inventories, net	5,737	4,878
Prepaid expenses	227	193
Deferred taxes	932	896
Other current assets	351	801
Total current assets	23,787	25,348

Property, plant and equipment, net	4,922	4,356
Goodwill	7,269	4,085
Other intangible assets, net	2,253	701
Prepaid pension and other employee benefits	139	173
Investments in equity-accounted companies	156	19
Deferred taxes	318	846
Other non-current assets	804	767
Total assets	39,648	36,295

Accounts payable, trade	4,789	4,555
Billings in excess of sales	1,819	1,730
Employee and other payables	1,361	1,526
Short-term debt and current maturities of long-term debt	765	1,043
Advances from customers	1,757	1,764
Deferred taxes	305	357
Provisions for warranties	1,324	1,393
Provisions and other current liabilities	2,619	2,726
Accrued expenses	1,822	1,644
Total current liabilities	16,561	16,738

Long-term debt	3,231	1,139
Pension and other employee benefits	1,487	831
Deferred taxes	537	411
Other non-current liabilities	1,496	1,718
Total liabilities	23,312	20,837

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 and 2,308,782,064 issued shares at December 31, 2011 and 2010, respectively)	1,621	1,454
Retained earnings	16,988	15,389
Accumulated other comprehensive loss	(2,408)	(1,517)
Treasury stock, at cost (24,332,144 and 25,317,453 shares at December 31, 2011 and 2010, respectively)	(424)	(441)
Total ABB stockholders’ equity	15,777	14,885
Noncontrolling interests	559	573
Total stockholders’ equity	16,336	15,458
Total liabilities and stockholders’ equity	39,648	36,295

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010

Operating activities:
Net income	3,315	2,732	874	753
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	995	702	265	195
Pension and other employee benefits	(49)	(51)	6	(96)
Deferred taxes	(34)	151	(58)	51
Net gain from sale of property, plant and equipment	(47)	(39)	(24)	(22)
Income from equity-accounted companies	(4)	(3)	(3)	(1)
Other	111	106	28	38
Changes in operating assets and liabilities:
Trade receivables, net	(731)	(407)	(114)	(142)
Inventories, net	(600)	(264)	613	198
Trade payables	213	678	139	172
Billings in excess of sales	150	89	97	105
Provisions, net	(391)	(69)	(51)	62
Advances from customers	47	(25)	(38)	79
Other assets and liabilities, net	637	597	(60)	367
Net cash provided by operating activities	3,612	4,197	1,674	1,759

Investing activities:
Purchases of marketable securities (available-for-sale)	(2,809)	(3,391)	(1,910)	(846)
Purchases of marketable securities (held-to-maturity)	—	(65)	—	—
Purchases of short-term investments	(142)	(2,165)	(2)	(393)
Purchases of property, plant and equipment and intangible assets	(1,021)	(840)	(445)	(407)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(4,020)	(1,313)	(384)	(22)
Proceeds from sales of marketable securities (available-for-sale)	3,717	807	1,301	241
Proceeds from maturity of marketable securities (available-for-sale)	483	531	248	138
Proceeds from maturity of marketable securities (held-to-maturity)	—	290	—	—
Proceeds from short-term investments	529	3,276	—	205
Proceeds from sales of property, plant and equipment	57	47	34	16
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	8	83	4	21
Changes in financing and other non-current receivables, net	(55)	(7)	6	39
Net cash used in investing activities	(3,253)	(2,747)	(1,148)	(1,008)

Financing activities:
Net changes in debt with original maturities of 90 days or less	450	52	(674)	(14)
Increase in debt	2,580	277	1,112	80
Repayment of debt	(2,576)	(497)	(1,005)	(170)
Issuance of shares	105	16	—	10
Transactions in treasury shares	5	(166)	—	(46)
Dividends paid	(1,569)	—	—	—
Dividends paid in the form of nominal value reduction	—	(1,112)	—	—
Acquisition of noncontrolling interests	(13)	(956)	—	(2)
Dividends paid to noncontrolling shareholders	(157)	(193)	(1)	(5)
Other	(33)	49	(32)	36
Net cash used in financing activities	(1,208)	(2,530)	(600)	(111)

Effects of exchange rate changes on cash and equivalents	(229)	(142)	(103)	(12)

Net change in cash and equivalents - continuing operations	(1,078)	(1,222)	(177)	628

Cash and equivalents, beginning of period	5,897	7,119	4,996	5,269
Cash and equivalents, end of period	4,819	5,897	4,819	5,897

Supplementary disclosure of cash flow information:
Interest paid	165	94	62	22
Taxes paid	1,305	884	353	186

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2010	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473
Comprehensive income:
Net income		2,561							2,561	171	2,732
Foreign currency translation adjustments			349				349		349	21	370
Effect of change in fair value of available-for-sale securities, net of tax				(2)			(2)		(2)		(2)
Unrecognized income related to pensions and other postretirement plans, net of tax					148		148		148	(3)	145
Change in derivatives qualifying as cash flow hedges, net of tax						72	72		72		72
Total comprehensive income									3,128	189	3,317
Changes in noncontrolling interests	(836)								(836)	(110)	(946)
Dividends paid to noncontrolling shareholders									—	(189)	(189)
Dividends paid in the form of nominal value reduction	(1,112)								(1,112)		(1,112)
Cancellation of shares repurchased under buyback program	(619)							619	—		—
Treasury stock transactions								(228)	(228)		(228)
Share-based payment arrangements	66								66		66
Issuance of shares	13							65	78		78
Call options	(1)								(1)		(1)
Balance at December 31, 2010	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2011	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458
Comprehensive income:
Net income		3,168							3,168	147	3,315
Foreign currency translation adjustments			(261)				(261)		(261)	(14)	(275)
Effect of change in fair value of available-for-sale securities, net of tax				2			2		2		2
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(552)		(552)		(552)	3	(549)
Change in derivatives qualifying as cash flow hedges, net of tax						(80)	(80)		(80)		(80)
Total comprehensive income									2,277	136	2,413
Changes in noncontrolling interests	(3)								(3)	7	4
Dividends paid to noncontrolling shareholders									—	(157)	(157)
Dividends paid		(1,569)							(1,569)		(1,569)
Treasury stock transactions	(12)							17	5		5
Share-based payment arrangements	67								67		67
Issuance of shares	105								105		105
Call options	(9)								(9)		(9)
Replacement options issued in connection with acquisition	19								19		19
Balance at December 31, 2011	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2010.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the doubtful debt allowance.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation. These changes primarily relate to non-current assets, where “Financing and other non-current receivables, net” have been included in “Other non-current assets”.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Fair value measurements

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosure for fair value measurements. The update requires disclosure, on a gross basis, about purchases, sales, issuances and settlements of Level 3 (significant unobservable inputs) instruments when reconciling the fair value measurements. The adoption of this update did not result in additional disclosures for the year and three months ended December 31, 2011, as there were no significant financial assets and liabilities measured at fair value using Level 3 of the fair value hierarchy within the scope of this update.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

As of January 1, 2011, the Company adopted an accounting standard update that requires additional disclosures regarding the changes and reasons for those changes in the allowance for credit losses. The new disclosure requirements did not have a material impact on the consolidated financial statements for the year and three months ended December 31, 2011.

Revenue recognition for multiple deliverable arrangements

The Company adopted an accounting standard update on revenue recognition for multiple deliverable arrangements, for such arrangements entered into or materially modified by the Company on or after January 1, 2011. This update amends the criteria for allocating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two is available. This update also:

•                  eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•                  expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

The adoption of this update did not have a significant impact on the consolidated financial statements for the year and three months ended December 31, 2011.

Revenue arrangements that include software elements

The Company adopted an accounting standard update for certain revenue arrangements that include software elements, entered into or materially modified by the Company on or after January 1, 2011. This update amends the existing guidance on revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude from the software revenue guidance (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from this guidance. The adoption of this update did not have a significant impact on the consolidated financial statements for the year and three months ended December 31, 2011.

Goodwill impairment test for reporting units with zero or negative carrying amounts

As of January 1, 2011, the Company adopted an accounting standard update which clarifies that the Company is required to perform the second step of the goodwill impairment test (determining whether goodwill has been impaired and calculating the amount of the impairment) also for reporting units with zero or negative carrying amounts, if it is more likely than not that a goodwill impairment exists. In determining whether a goodwill impairment exists, the Company considers whether there are any adverse qualitative factors indicating such an impairment. A reporting unit is an operating segment or one level below an operating segment. The adoption of this update did not have a significant impact on the consolidated financial statements for the year and three months ended December 31, 2011.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure of supplementary pro forma information for business combinations

For business combinations entered into on or after January 1, 2011, that are material on an individual or aggregate basis, the Company has adopted an accounting standard update that clarifies the requirement regarding the disclosure of pro forma information for business combinations. Under the update, the Company is required to disclose pro forma revenues and earnings of the combined entity as though the business combination(s) had occurred as of the beginning of the comparable prior annual reporting period only. This update also expands the disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. See Note 3 for pro forma disclosures related to the acquisition of Baldor Electric Company.

A creditor’s determination of whether a restructuring is a troubled debt restructuring

As of July 1, 2011, the Company adopted an accounting standard update that provides clarifying guidance regarding whether a restructuring of receivables constitutes a troubled debt restructuring and requires additional disclosures. The adoption of this update did not have a significant impact on the consolidated financial statements for the year and three months ended December 31, 2011.

Disclosures about an employer’s participation in a multiemployer plan

As of December 31, 2011, the Company adopted an accounting standard update that requires additional quantitative and qualitative disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. The adoption of this update did not result in additional disclosures for the year ended December 31, 2011, as the Company’s participation in multiemployer plans was not significant.

Applicable for future periods

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

In May 2011, an accounting standard update was issued that provides guidance that results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. These amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this update are not intended to result in a change in the application of the requirements of U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update is effective for the Company for periods beginning January 1, 2012. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Presentation of comprehensive income

In June 2011, an accounting standard update was issued regarding the presentation of comprehensive income. This was revised in a further update in December 2011. Under the updates, the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These updates are effective for the Company for periods beginning January 1, 2012, and are applicable retrospectively. Upon adoption the Company will present two separate but consecutive statements.

Testing goodwill for impairment

In September 2011, an accounting standard update was issued regarding the testing of goodwill for impairment. Under the update, the Company has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Company would not be required to calculate the fair value of a reporting unit unless it determines, based on the qualitative assessment, that it is more likely than not that the reporting unit’s fair value is less than its carrying amount. The update includes examples of events and circumstances to be considered in conducting the qualitative assessment. This update is effective for the Company for periods beginning January 1, 2012. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosures about Offsetting Assets and Liabilities

In December 2011, an accounting standard update was issued regarding disclosures about amounts of financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of the update includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This update is effective for the Company for annual and interim periods beginning January 1, 2013, and is applicable retrospectively. The Company is currently evaluating the impact of this additional disclosure requirement.

Note 3. Acquisitions and increases in controlling interests

Acquisitions were as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions, except number of acquired businesses) (1)	2011	2010	2011	2010
Acquisitions (net of cash acquired)(2)	3,805	1,275	227	25
Aggregate excess of purchase price over fair value of net assets acquired(3)	3,261	1,091	32	(39)

Number of acquired businesses	10	9	3	2

(1)                Amounts include adjustments arising during the measurement period of the acquisitions. In the year and three months ended December 31, 2011, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” amounted to $(121) million and $(83) million, respectively. The adjustments in the year ended December 31, 2011, primarily relate to Baldor and Mincom. The adjustments in the three months ended December 31, 2011, primarily relate to Mincom. In the three months ended December 31, 2010, adjustments included in “Aggregate excess of purchase price over fair value of net assets acquired” amounted to $(62) million and primarily relate to Ventyx.

(2)                Excluding changes in cost and equity investments but including $19 million (in the year ended December 31, 2011) representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date.

(3)                Recorded as goodwill.

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the year ended December 31, 2011, relate primarily to the acquisitions of Baldor and Mincom. For the year ended December 31, 2010, these amounts relate primarily to the acquisition of Ventyx.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor Electric Company (Baldor) for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company amounted to $4,276 million, representing $2,966 million for the purchase of the shares, net of cash acquired, $70 million related to cash settlement of Baldor options held at acquisition date and $1,240 million for the repayment of debt assumed upon acquisition.

Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The acquisition broadens the product offering of the Company’s Discrete Automation and Motion operating segment, closing the gap in the Company’s automation portfolio in North America by adding Baldor’s NEMA (National Electrical Manufacturers Association) motors product line as well as adding Baldor’s growing mechanical power transmission business.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Notes to the Interim Consolidated Financial Information (unaudited)

The aggregate preliminary purchase consideration for business acquisitions in the year ended December 31, 2011, has been allocated as follows:

	Allocated amounts			Weighted- average useful life
($ in millions)	Baldor	Other(1)	Total	Baldor
Customer relationships	996	220	1,216	19 years
Technology	259	156	415	7 years
Trade name	121	32	153	10 years
Order backlog	15	36	51	2 months
Other intangible assets	15	3	18	5 years
Intangible assets	1,406	447	1,853	16 years
Fixed assets	382	40	422
Debt acquired	(1,241)	(202)	(1,443)
Deferred tax liabilities	(693)	(99)	(792)
Inventories	422	35	457
Other assets and liabilities, net(2)	51	(4)	47
Goodwill(3)	2,728	533	3,261
Total consideration (net of cash acquired) (4)	3,055	750	3,805

(1)                 The allocated amounts in Other primarily relate to the acquisitions of Mincom, Trasfor and Lorentzen & Wettre.

(2)                 Gross receivables from the Baldor acquisition totaled $266 million; the fair value of which was $263 million after allowance for estimated uncollectable receivables.

(3)                 The Company does not expect the majority of goodwill recognized to be deductible for income tax purposes.

(4)                 Cash acquired in the Baldor acquisition totaled $48 million. Additional consideration for the Baldor acquisition included $70 million related to the cash settlement of stock options held by Baldor employees at the acquisition date and $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statements for the year and three months ended December 31, 2011, include total revenues of $1,950 million and $525 million, respectively, and net income (including acquisition-related charges) of $155 million and $48 million, respectively, related to Baldor since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Baldor for the year and three months ended December 31, 2011 and 2010, as if Baldor had been acquired on January 1, 2010.

	Year ended December 31,		Three months ended December 31,
($ in millions)	2011	2010	2011	2010
Total revenues	38,100	33,310	10,571	9,610
Income from continuing operations, net of tax	3,391	2,726	870	762

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the integration of Baldor. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the combined entity as if Baldor had been acquired on January 1, 2010.

	Adjustments
	Year ended December 31,		Three months ended December 31,
($ in millions)	2011	2010	2011	2010

Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(7)	(91)	—	(23)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	15	(15)	—	—
Impact on cost of sales from fair valuing acquired inventory	57	(57)	2	(2)
Interest expense on Baldor’s debt	11	106	—	26
Baldor stock-option plans adjustments	66	—	—	—
Impact on selling, general and administrative expenses from acquisition-related costs	64	(24)	1	8
Taxation adjustments	(65)	26	(1)	(1)
Other	—	(23)	—	(4)
Total pro forma adjustments	141	(78)	2	4

On June 1, 2010, the Company acquired all of the shares of Ventyx Inc., Ventyx Software Inc. and Ventyx Dutch Holding B.V., representing substantially all of the revenues, assets and liabilities of the Ventyx group. Ventyx provides software solutions to global energy, utility, communications and other asset-intensive businesses and was integrated into the Power Systems segment.

The aggregate purchase price of business acquisitions in the year ended December 31, 2010, settled in cash, has been allocated as follows:

($ in millions)	Allocated amount	Weighted-average useful life
Intangible assets(1)	356	8 years
Deferred tax liabilities	(147)
Other assets and liabilities, net(2)	(25)
Goodwill(3)	1,091
Total (4)	1,275

(1)                 Includes mainly capitalized software for sale and customer relationships.

(2)                 Including debt assumed upon acquisition.

(3)                 Goodwill recognized is not deductible for income tax purposes.

(4)                 Primarily relates to the acquisition of Ventyx.

Changes in total goodwill were as follows:

($ in millions)	Total goodwill
Balance at January 1, 2010	3,026
Additions during the period(1)	1,091
Exchange rate differences	(24)
Other	(8)
Balance at December 31, 2010	4,085
Additions during the period(2)	3,261
Exchange rate differences	(73)
Other	(4)
Balance at December 31, 2011	7,269

(1)                 Includes primarily goodwill in respect of Ventyx, acquired in June 2010, which has been allocated to the Power Systems operating segment.

(2)                 Includes primarily goodwill of $2,728 million in respect of Baldor, acquired in January 2011, which has been allocated to the Discrete Automation and Motion operating segment and goodwill in respect of Mincom, acquired in July 2011, which has been allocated to the Power Systems operating segment.

Notes to the Interim Consolidated Financial Information (unaudited)

Increase in controlling interests in India

In July 2010, the Company announced that it had been successful in its offer to increase its stake in ABB Limited, India (its publicly-listed subsidiary in India) from approximately 52 percent to 75 percent. Cash paid in 2010, including transaction costs, amounted to $956 million. The offer of 900 rupees per share resulted in a charge to “Capital stock and additional paid-in capital” of $838 million, including expenses related to the transaction.

ABB to acquire Thomas & Betts Corporation

On January 30, 2012, the Company announced that it had reached an agreement to acquire the Thomas & Betts Corporation. Thomas & Betts designs, manufactures and markets essential components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The anticipated cash outflows for the Company upon closing the transaction amount to approximately $3.9 billion, based on a purchase price of $72 per share for the acquisition of the outstanding shares. The transaction is subject to approval by Thomas & Betts shareholders as well as to customary regulatory approvals, and is expected to close by the middle of 2012.

Note 4. Cash and marketable securities

Current assets

Cash and equivalents and marketable securities and short-term investments consisted of the following:

	December 31, 2011
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,655			1,655	1,655	—
Time deposits	2,986			2,986	2,984	2
Debt securities available-for-sale:
— U.S. government obligations	753	8	—	761	—	761
— Other government obligations	3	—	—	3	—	3
— Corporate	298	8	(1)	305	180	125
Equity securities available-for-sale	50	10	(3)	57	—	57
Total	5,745	26	(4)	5,767	4,819	948

	December 31, 2010
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,851			1,851	1,851	—
Time deposits	4,044			4,044	3,665	379
Debt securities available-for-sale:
— U.S. government obligations	147	5	(1)	151	—	151
— Other government obligations	4	—	(1)	3	—	3
— Corporate	708	8	—	716	381	335
Equity securities available-for-sale	1,836	11	(2)	1,845	—	1,845
Total	8,590	24	(4)	8,610	5,897	2,713

Notes to the Interim Consolidated Financial Information (unaudited)

Non-current assets

In 2011, the Company purchased shares in a listed company and, as such, classified these as available-for-sale equity securities. The investment is recorded in “Other non-current assets”. At December 31, 2011, an other-than-temporary impairment was recognized on these securities but was not significant.

In addition, certain held-to-maturity marketable securities (pledged in respect of a certain non-current deposit liability) are recorded in “Other non-current assets”. At December 31, 2011, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $92 million, $28 million and $120 million, respectively. At December 31, 2010, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $84 million, $19 million and $103 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates and in currencies other than the issuing entity’s functional currency. Interest rate swaps are used to manage the interest rate risk associated with such debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Notes to the Interim Consolidated Financial Information (unaudited)

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	December 31, 2011	December 31, 2010
Foreign exchange contracts	16,503	16,971
Embedded foreign exchange derivatives	3,439	2,891
Interest rate contracts	5,535	2,357

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	December 31, 2011	December 31, 2010
Copper swaps	metric tonnes	38,414	20,977
Aluminum swaps	metric tonnes	5,068	3,050
Nickel swaps	metric tonnes	18	36
Lead swaps	metric tonnes	13,325	9,525
Zinc swaps	metric tonnes	125	—
Silver swaps	ounces	1,981,646	—
Electricity futures	megawatt hours	326,960	363,340
Crude oil swaps	barrels	113,397	121,979

Equity derivatives:

At December 31, 2011 and 2010, the Company held 61 million and 58 million cash-settled call options on ABB Ltd shares with a total fair value of $21 million and $45 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2011 and 2010, “Accumulated other comprehensive loss” included net unrealized gains of $12 million and $92 million respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2011, net gains of $8 million are expected to be reclassified to earnings in the following 12 months. At December 31, 2011, the longest maturity of a derivative classified as a cash flow hedge was 74 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the year and three months ended December 31, 2011 and 2010.

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Year ended December 31, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)

Foreign exchange contracts	11	Total revenues	113	Total revenues	—
		Total cost of sales	(9)	Total cost of sales	—
Commodity contracts	(17)	Total cost of sales	2	Total cost of sales	—
Cash-settled call options	(21)	SG&A expenses(2)	(18)	SG&A expenses(2)	—
Total	(27)		88		—

Year ended December 31, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	107	Total revenues	36	Total revenues	2
		Total cost of sales	(4)	Total cost of sales	—
Commodity contracts	9	Total cost of sales	8	Total cost of sales	1
Cash-settled call options	(4)	SG&A expenses(2)	(11)	SG&A expenses(2)	—
Total	112		29		3

Three months ended December 31, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	33	Total revenues	11	Total revenues	1
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	3	Total cost of sales	(5)	Total cost of sales	1
Cash-settled call options	3	SG&A expenses(2)	—	SG&A expenses(2)	—
Total	39		4		2

Three months ended December 31, 2010
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	11	Total revenues	17	Total revenues	—
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	6	Total cost of sales	2	Total cost of sales	1
Cash-settled call options	(2)	SG&A expenses(2)	(3)	SG&A expenses(2)	—
Total	15		15		1

(1)    OCI represents “Accumulated other comprehensive loss”.

(2)    SG&A expenses represent “Selling, general and administrative expenses”.

Derivative gains of $61 million and $19 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the year ended December 31, 2011 and 2010, respectively. During the three months ended December 31, 2011 and 2010, derivative gains of $5 million and $11 million both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the year and three months ended December 31, 2011 and 2010, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Year ended December 31, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(24)	Interest and other finance expense	24

Year ended December 31, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(12)	Interest and other finance expense	12

Three months ended December 31, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	2	Interest and other finance expense	(2)

Three months ended December 31, 2010
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(14)	Interest and other finance expense	14

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

Notes to the Interim Consolidated Financial Information (unaudited)

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Year ended December 31,		Three months ended December 31,
not designated as a hedge	Location	2011	2010	2011	2010
Foreign exchange contracts	Total revenues	(93)	436	11	104
	Total cost of sales	(25)	(263)	(109)	(82)
	Interest and other finance expense	265	563	(105)	160
Embedded foreign exchange contracts	Total revenues	(31)	(279)	(31)	(65)
	Total cost of sales	11	17	12	(5)
Commodity contracts	Total cost of sales	(59)	38	1	31
	Interest and other finance expense	1	—	—	—
Cash-settled call options	Interest and other finance expense	(1)	(1)	(1)	(1)
Total		68	511	(222)	142

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2011
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	37	6	26	10
Commodity contracts	1	—	6	—
Interest rate contracts	—	40	—	—
Cash-settled call options	13	6	—	—
Total	51	52	32	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	142	38	289	28
Commodity contracts	9	1	33	3
Interest rate contracts	—	—	—	1
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	51	13	77	19
Total	203	53	399	51
Total fair value	254	105	431	61

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2010
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	106	39	23	12
Commodity contracts	8	—	—	—
Interest rate contracts	14	50	—	—
Cash-settled call options	18	25	—	—
Total	146	114	23	12
Derivatives not designated as hedging instruments:
Foreign exchange contracts	435	62	140	14
Commodity contracts	42	2	7	—
Interest rate contracts	—	—	—	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	23	4	134	50
Total	500	70	281	65
Total fair value	646	184	304	77

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2011 and 2010, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:                       Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as commodity futures and specific government securities.

Level 2:                       Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both

Notes to the Interim Consolidated Financial Information (unaudited)

observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, corporate debt securities, interest rate swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

Level 3:                       Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	180	—	180
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	54	—	57
Debt securities—U.S. government obligations	761	—	—	761
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	125	—	125
Available-for-sale securities in “Other non-current assets”
Equity securities	5	—	—	5
Derivative assets—current in “Other current assets”	2	252	—	254
Derivative assets—non-current in “Other non-current assets”	—	105	—	105
Total	771	719	—	1,490
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	427	—	431
Derivative liabilities—non-current in “Other non-current liabilities”	—	61	—	61
Total	4	488	—	492

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2010
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	381	—	381
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	1,842	—	1,845
Debt securities—U.S. government obligations	151	—	—	151
Debt securities—Other government obligations	3	—	—	3
Debt securities—Corporate	—	335	—	335
Available-for-sale securities in “Other non-current assets”
Equity securities	—	—	—	—
Derivative assets—current in “Other current assets”	12	634	—	646
Derivative assets—non-current in “Other non-current assets”	—	184	—	184
Total	169	3,376	—	3,545
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	7	297	—	304
Derivative liabilities—non-current in “Other non-current liabilities”	—	77	—	77
Total	7	374	—	381

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•                  Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. Where the Company has invested in shares of funds, which do not have readily determinable fair values, Net Asset Value (NAV) is used as a practical expedient of fair value (without any adjustment) as these funds invest in high-quality, short-term fixed income securities which are accounted for at fair value. As the Company has the ability to redeem its shares in such funds at NAV without any restrictions, notice period or further funding commitments, NAV is considered Level 2.

•                  Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the year and three months ended December 31, 2011 and 2010.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents, receivables, accounts payable, and short-term debt and current maturities of long-term debt:

The carrying amounts approximate the fair values as the items are short-term in nature.

Marketable securities and short-term investments:

Includes time deposits whose carrying amounts approximate their fair values (see Note 4).

Notes to the Interim Consolidated Financial Information (unaudited)

Other non-current assets:

Includes financing receivables (including loans granted) carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at December 31, 2011, were $52 million and $54 million, respectively and at December 31, 2010, were $56 million and $58 million, respectively.

Includes held-to-maturity marketable securities (described in Note 4) whose carrying values and estimated fair values at December 31, 2011, were $92 million and $120 million, respectively, and at December 31, 2010, were $84 million and $103 million, respectively.

Long-term debt excluding finance lease liabilities:

Fair values of bond issues are determined using quoted market prices. The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk. The carrying value and estimated fair value of long-term debt, excluding finance lease liabilities, at December 31, 2011, were $3,151 million and $3,218 million, respectively, and at December 31, 2010, were $1,036 million and $1,098 million, respectively.

Note 7. Credit quality of receivables

Accounts receivable and doubtful debt allowance

Accounts receivable are recorded at the invoiced amount. The doubtful debt allowance is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the doubtful debt allowance regularly and receivable balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Equivalent Standard & Poor’s rating
Risk category:
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables with an original maturity greater than one year and financing receivables is presented in the respective sections below.

Notes to the Interim Consolidated Financial Information (unaudited)

Receivables classified as current assets

The gross amounts of, and doubtful debt allowance for, trade receivables with a contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	December 31, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	252	108	360
- Collectively evaluated for impairment	282	129	411
Total	534	237	771
Doubtful debt allowance:
- From individual impairment evaluation	(41)	(5)	(46)
- From collective impairment evaluation	(9)	—	(9)
Total	(50)	(5)	(55)
Recorded net amount	484	232	716

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	154	82	236
- Collectively evaluated for impairment	391	71	462
Total	545	153	698
Doubtful debt allowance:
- From individual impairment evaluation	(27)	—	(27)
- From collective impairment evaluation	(10)	—	(10)
Total	(37)	—	(37)
Recorded net amount	508	153	661

Changes in the doubtful debt allowance for trade receivables with original contractual maturity > 1 year in 2011 were as follows:

($ in millions)	Year ended December 31, 2011
Trade receivables with original contractual maturity > 1 year:
Balance at January 1, 2011	37
Reversal of allowance	(13)
Additions to allowance	36
Amounts written off	(3)
Exchange rate differences	(7)
Balance at December 31, 2011	50

Notes to the Interim Consolidated Financial Information (unaudited)

($ in millions)	Three months ended December 31, 2011
Trade receivables with original contractual maturity > 1 year:
Balance at October 1, 2011	35
Reversal of allowance	—
Additions to allowance	23
Amounts written off	(2)
Exchange rate differences	(6)
Balance at December 31, 2011	50

Changes in the doubtful debt allowance for other receivables during the year and three months ended December 31, 2011, were not significant.

The following table shows the credit risk profile, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	December 31, 2011
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	251	196	447
B	134	18	152
C	122	20	142
D	22	1	23
E	5	2	7
Total gross amount	534	237	771

	December 31, 2010
($ in millions)	Trade receivables with original contractual maturity > 1 year	Other receivables	Total
Risk category:
A	219	125	344
B	199	5	204
C	87	12	99
D	37	2	39
E	3	9	12
Total gross amount	545	153	698

The following table shows an aging analysis, on a gross basis, of trade receivables with an original contractual maturity of more than one year and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	December 31, 2011
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2011(1)	Total
Trade receivables with original contractual maturity > 1 year	73	6	5	49	6	395	534
Other receivables	4	1	1	15	3	213	237
Total gross amount	77	7	6	64	9	608	771

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2010
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2010(1)	Total
Trade receivables with original contractual maturity > 1 year	49	7	6	40	9	434	545
Other receivables	1	—	—	18	—	134	153
Total gross amount	50	7	6	58	9	568	698

(1)       Trade receivables with original contractual maturity greater than 1 year principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Receivables classified as non-current assets

At December 31, 2011 and 2010, the gross amounts of loans granted and the related doubtful debt allowance (recorded in other non-current assets) were not significant. The changes in such allowance were not significant during the year and three months ended December 31, 2011.

Note 8. Debt

Short-term debt

The Company has in place several commercial paper programs: a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States; a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies and a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper. During the second half of 2011, the Company utilized the U.S. $1 billion program and at December 31, 2011, short-term debt included $435 million of commercial paper issued under this program.

Long-term debt

In June 2011, the Company issued the following bonds at a discount and raised gross proceeds of $1,236 million:

•      $600 million aggregate principal, 2.5%, due 2016, and

•      $650 million aggregate principal, 4.0%, due 2021.

In September 2011, the Company launched the following bonds and received and recorded the net proceeds in October 2011:

•                  CHF 500 million aggregate principal, 1.25%, due 2016

•                  CHF 350 million aggregate principal, 2.25%, due 2021

Total net proceeds from these bonds amounted to CHF 839 million (equivalent to approximately $920 million on date of settlement). The Company entered into interest rate swaps to hedge its obligations on these bonds.

In January 2012, the Company issued the following bonds and recorded net proceeds of CHF 346 million (equivalent to approximately $370 million on date of settlement):

•                  CHF 350 million aggregate principal, 1.50%, due 2018

Each of the above bond issuances will be accreted to par over the respective periods to maturity.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2012 at the Windsor site and at least until 2015 at the Hematite site.

In February 2011, the Company and Westinghouse Electric Company LLC (BNFL’s former subsidiary) agreed to settle and release the Company from its continuing environmental obligations under the sale agreement in respect of the Hematite site. Consequently, at December 31, 2010, these obligations were reclassified to current liabilities and reduced to reflect the amount of the agreed settlement; the amount was paid by the Company in February 2011.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A substantial portion of one of the acquired entities remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on “Income from continuing operations, net of tax” was not significant for the year and three months ended December 31, 2011 and 2010. The impact on “Income from discontinued operations, net of tax” was not significant for the year and three months ended December 31, 2011, and was an income of $29 million for the year and three months ended December 31, 2010.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions)	2011	2010	2011	2010
Cash expenditures:
Nuclear Technology business	145	20	6	5
Various businesses	4	6	1	2
	149	26	7	7

The Company has estimated cash expenditures of $16 million for 2012. These expenditures are covered by provisions included in “Provisions and other current liabilities”.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

	December 31,
($ in millions)	2011	2010
Provision balance relating to:
Nuclear Technology business	24	181
Various businesses	68	65
	92	246
Environmental provisions included in:
Provisions and other current liabilities	22	161
Other non-current liabilities	70	85
	92	246

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Asbestos obligations

The Company’s Combustion Engineering Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

In December 2010, the Company made a payment of $25 million to the CE Asbestos PI Trust and thereby discharged its remaining payment obligations to the CE Asbestos PI Trust.

The effect of asbestos obligations on the Company’s Consolidated Income Statements was not significant for the year and three months ended December 31, 2011 and 2010.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of asbestos obligations on the Company’s Consolidated Statements of Cash Flows was not significant for the year and three months ended December 31, 2011, and amounted to $51 million and $26 million, respectively, for the year and three months ended December 31, 2010.

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets at December 31, 2011 and 2010, was not significant.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities, including the European Commission, in their investigations. In July 2011, the European Commission announced that it had issued its Statement of Objections in its investigation into alleged anti-competitive practices in the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. The Company has been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on the Company.

The Company’s FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss or range of loss for the Company, if any, relating to that investigation cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation

Notes to the Interim Consolidated Financial Information (unaudited)

company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At December 31, 2011 and 2010, the Company had aggregate liabilities of $208 million and $220 million, respectively, included in “Provisions and other current liabilities” and in “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	December 31, 2011	December 31, 2010
Performance guarantees	148	125
Financial guarantees	85	84
Indemnification guarantees	194	203
Total	427	412

In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2011 and 2010, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor

Notes to the Interim Consolidated Financial Information (unaudited)

laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $87 million at December 31, 2011 and 2010, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum potential amount payable under the guarantees was approximately $8 million and $13 million at December 31, 2011 and 2010, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was not significant at December 31, 2011 and 2010.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum potential amount payable under the guarantees was approximately $8 million and $10 million at December 31, 2011 and 2010, respectively.

The Company is engaged in executing a number of projects as a member of a consortium that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to four years. At December 31, 2011 and 2010, the maximum potential payable amount under these guarantees as a result of third-party non-performance was $45 million and $15 million, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2011 and 2010, the Company had a maximum potential payable amount of $85 million and $84 million, respectively, under financial guarantees outstanding. Of each of those amounts, $19 million and $16 million, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum potential payment relating to this business, pursuant to the sales agreement, at each of December 31, 2011 and 2010, was $50 million.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum potential payment at December 31, 2011 and 2010, of $141 million and $147 million, respectively, relating to this business, is subject to foreign exchange fluctuations

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

Notes to the Interim Consolidated Financial Information (unaudited)

The reconciliation of the “Provision for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2011	2010

Balance at January 1,	1,393	1,280
Warranties assumed through acquisitions	10	—
Claims paid in cash or in kind	(177)	(183)
Net increase in provision for changes in estimates, warranties issued and warranties expired	124	280
Exchange rate differences	(26)	16
Balance at December 31,	1,324	1,393

Note 10. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Year ended December 31,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	242	210	2	2
Interest cost	402	389	12	12
Expected return on plan assets	(507)	(422)	—	—
Amortization of transition liability	—	—	1	1
Amortization of prior service cost	44	26	(9)	(9)
Amortization of net actuarial loss	52	71	3	5
Curtailments, settlements and special termination benefits	3	8	—	—
Net periodic benefit cost	236	282	9	11

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended December 31,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	65	54	1	—
Interest cost	104	103	3	3
Expected return on plan assets	(131)	(111)	—	—
Amortization of transition liability	—	—	—	1
Amortization of prior service cost	11	7	(2)	(1)
Amortization of net actuarial loss	13	19	—	1
Curtailments, settlements and special termination benefits	2	6	—	—
Net periodic benefit cost	64	78	2	4

Employer contributions were as follows:

	Year ended December 31,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	305	567	16	13
Of which, discretionary contributions to defined benefit pension plans	36	331	—	—

	Three months ended December 31,
	2011	2010	2011	2010
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	76	387	—	1
Of which, discretionary contributions to defined benefit pension plans	4	331	—	—

The Company expects to make cash contributions totaling approximately $297 million and $18 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2012.

Note 11. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2011, shareholders approved the payment of a dividend of 0.60 Swiss francs per share. The dividend was paid in May 2011 and amounted to $1,569 million.

Upon and in connection with each launch of the Company’s management incentive plan (MIP), the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrants and warrant appreciation rights awarded to participants. In the second quarter of 2011, the bank exercised a portion of the call options it held. As a result, 6.0 million shares were issued by the Company from contingent capital resulting in an increase in capital stock and additional paid-in capital of $105 million. In February 2012, the bank exercised another portion of the call options and the Company issued 2.7 million shares out of treasury stock.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 12. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2011	2010	2011	2010

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	3,159	2,551	822	687
Income from discontinued operations, net of tax	9	10	8	13
Net income	3,168	2,561	830	700

Weighted-average number of shares outstanding (in millions)	2,288	2,287	2,290	2,285

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.38	1.12	0.36	0.30
Income from discontinued operations, net of tax	—	—	—	0.01
Net income	1.38	1.12	0.36	0.31

Diluted earnings per share

	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2011	2010	2011	2010

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	3,159	2,551	822	687
Income from discontinued operations, net of tax	9	10	8	13
Net income	3,168	2,561	830	700

Weighted-average number of shares outstanding (in millions)	2,288	2,287	2,290	2,285
Effect of dilutive securities:
Call options and shares	3	4	1	4
Dilutive weighted-average number of shares outstanding	2,291	2,291	2,291	2,289

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.38	1.11	0.36	0.30
Income from discontinued operations, net of tax	—	0.01	—	0.01
Net income	1.38	1.12	0.36	0.31

Note 13. Restructuring and related expenses

Restructuring-related activities

In 2011, the Company executed minor restructuring-related activities. In the year ended December 31, 2011, the Company incurred costs of $164 million which were mainly recorded in total cost of sales. These costs related to employee severance ($83 million), estimated contract settlement, loss order and other costs ($53 million) as well as inventory and long-lived asset impairments ($28 million).

Notes to the Interim Consolidated Financial Information (unaudited)

At December 31, 2011 and 2010, the balance of restructuring and related liabilities is primarily included in “Provisions and other current liabilities”.

Cost take-out program

In December 2008, the Company announced a two-year cost take-out program that aimed to sustainably reduce the Company’s cost of sales and general and administrative expenses. The savings have been derived from initiatives such as internal process improvements, low-cost sourcing, and further measures to adjust the Company’s global manufacturing and engineering footprint to shifts in customer demand. As of December 31, 2010, the Company had substantially completed the cost take-out program.

The Company recorded the following expenses under this program:

($ in millions)	Cumulative costs incurred up to December 31, 2010
Employee severance costs	536
Estimated contract settlement, loss order and other costs	230
Inventory and long-lived asset impairments	70
Total	836

These expenses were recorded as follows:

($ in millions)	Year ended December 31, 2010
Total cost of sales	110
Selling, general and administrative expenses	36
Other income (expense), net	67
Total	213

Costs incurred under the program, per operating segment, were as follows:

($ in millions)	Cumulative costs incurred up to December 31, 2010
Power Products	122
Power Systems	139
Discrete Automation and Motion	256
Low Voltage Products	114
Process Automation	183
Corporate and Other	22
Total	836

Note 14. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and

Notes to the Interim Consolidated Financial Information (unaudited)

control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, rectifiers, excitation systems, robotics, programmable logic controllers, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals and power industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

In 2011, the Company changed its primary measures of segment performance from earnings before interest and taxes (EBIT) to operational earnings before interest, taxes, depreciation and amortization (Operational EBITDA) and Operational EBITDA margin (being Operational EBITDA as a percentage of Operational revenues).

EBIT excludes interest and dividend income, interest and other finance expense, provision for taxes, and income (loss) from discontinued operations, net of tax. Operational EBITDA represents EBIT excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses and (v) certain non-recurring items.

Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Since June 30, 2011, segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Furthermore, in the second quarter of 2011, the Company refined its methodology to eliminate profit on inventory resulting from intersegment revenues. These changes in presentation resulted in no significant reclassifications between segments and no change to the Company’s consolidated Operational EBITDA.

In the following tables, the Company presents segment revenues, Operational EBITDA, Operational EBITDA margin, as well as reconciliations of Operational EBITDA to EBIT and Operational revenues to Total revenues. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

Notes to the Interim Consolidated Financial Information (unaudited)

	Year ended December 31, 2011
($ in millions except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	9,028	1,841	10,869	10,901	1,782	16.3%
Power Systems	7,833	268	8,101	8,128	743	9.1%
Discrete Automation and Motion	8,047	759	8,806	8,817	1,664	18.9%
Low Voltage Products	4,953	351	5,304	5,315	1,059	19.9%
Process Automation	8,078	222	8,300	8,318	1,028	12.4%
Corporate and Other	51	1,508	1,559	1,558	(194)	—
Intersegment elimination	—	(4,949)	(4,949)	(4,949)	(68)	—
Consolidated	37,990	—	37,990	38,088	6,014	15.8%

	Year ended December 31, 2010
($ in millions except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	8,486	1,713	10,199	10,202	1,861	18.2%
Power Systems	6,590	196	6,786	6,783	304	4.5%
Discrete Automation and Motion	4,978	639	5,617	5,613	1,026	18.3%
Low Voltage Products	4,263	291	4,554	4,554	926	20.3%
Process Automation	7,209	223	7,432	7,427	925	12.5%
Corporate and Other	63	1,468	1,531	1,532	(230)	—
Intersegment elimination	—	(4,530)	(4,530)	(4,530)	12	—
Consolidated	31,589	—	31,589	31,581	4,824	15.3%

	Three months ended December 31, 2011
($ in millions except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	2,578	505	3,083	3,102	460	14.8%
Power Systems	2,329	83	2,412	2,400	238	9.9%
Discrete Automation and Motion	2,139	226	2,365	2,366	411	17.4%
Low Voltage Products	1,244	104	1,348	1,350	256	19.0%
Process Automation	2,257	60	2,317	2,308	272	11.8%
Corporate and Other	24	373	397	394	(90)	—
Intersegment elimination	—	(1,351)	(1,351)	(1,351)	21	—
Consolidated	10,571	—	10,571	10,569	1,568	14.8%

	Three months ended December 31, 2010
($ in millions except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	2,438	475	2,913	2,923	527	18.0%
Power Systems	2,033	55	2,088	2,093	69	3.3%
Discrete Automation and Motion	1,484	173	1,657	1,651	301	18.2%
Low Voltage Products	1,164	90	1,254	1,253	252	20.1%
Process Automation	2,041	60	2,101	2,125	293	13.8%
Corporate and Other	19	391	410	410	(124)	—
Intersegment elimination	—	(1,244)	(1,244)	(1,244)	6	—
Consolidated	9,179	—	9,179	9,211	1,324	14.4%

(1) Operational EBITDA is presented before the elimination of intersegment profits made on inventory sales.

Notes to the Interim Consolidated Financial Information (unaudited)

	Year ended December 31, 2011
($ in millions except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	10,901	8,128	8,817	5,315	8,318	(3,391)	38,088
Unrealized gains and losses on derivatives	(49)	(56)	(29)	(16)	(39)	1	(188)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(17)	(19)	1	—	2	—	(33)
Unrealized foreign exchange movements on receivables (and related assets)	34	48	17	5	19	—	123
Total revenues	10,869	8,101	8,806	5,304	8,300	(3,390)	37,990

Operational EBITDA	1,782	743	1,664	1,059	1,028	(262)	6,014
Depreciation and amortization	(200)	(144)	(251)	(116)	(83)	(201)	(995)
Acquisition-related expenses and certain non-recurring items	—	—	(90)	—	—	(17)	(107)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(58)	(16)	(29)	(21)	4	(38)	(158)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(14)	(19)	(2)	—	2	1	(32)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	36	38	12	2	20	1	109
Restructuring and restructuring-related expenses	(70)	(54)	(10)	(20)	(8)	(2)	(164)
EBIT	1,476	548	1,294	904	963	(518)	4,667

Operational EBITDA margin (%)	16.3%	9.1%	18.9%	19.9%	12.4%	—	15.8%

Notes to the Interim Consolidated Financial Information (unaudited)

	Year ended December 31, 2010
($ in millions except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	10,202	6,783	5,613	4,554	7,427	(2,998)	31,581
Unrealized gains and losses on derivatives	20	30	16	3	11	—	80
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	6	9	(1)	1	12	1	28
Unrealized foreign exchange movements on receivables (and related assets)	(29)	(36)	(11)	(4)	(18)	(2)	(100)
Total revenues	10,199	6,786	5,617	4,554	7,432	(2,999)	31,589

Operational EBITDA	1,861	304	1,026	926	925	(218)	4,824
Depreciation and amortization	(177)	(84)	(78)	(105)	(76)	(182)	(702)
Acquisition-related expenses and certain non-recurring items	—	—	—	—	—	—	—
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	10	(8)	6	4	(33)	18	(3)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	4	(15)	—	—	3	(1)	(9)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(18)	(35)	(8)	(1)	(16)	(1)	(79)
Restructuring and restructuring-related expenses	(44)	(48)	(35)	(36)	(44)	(6)	(213)
EBIT	1,636	114	911	788	759	(390)	3,818

Operational EBITDA margin (%)	18.2%	4.5%	18.3%	20.3%	12.5%	—	15.3%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended December 31, 2011
($ in millions except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	3,102	2,400	2,366	1,350	2,308	(957)	10,569
Unrealized gains and losses on derivatives	(12)	24	3	(1)	15	5	34
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	(24)	—	—	(2)	—	(28)
Unrealized foreign exchange movements on receivables (and related assets)	(5)	12	(4)	(1)	(4)	(2)	(4)
Total revenues	3,083	2,412	2,365	1,348	2,317	(954)	10,571

Operational EBITDA	460	238	411	256	272	(69)	1,568
Depreciation and amortization	(53)	(45)	(61)	(29)	(20)	(57)	(265)
Acquisition-related expenses and certain non-recurring items	—	—	(3)	—	—	(17)	(20)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(12)	(9)	(7)	(1)	4	(19)	(44)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	(17)	(1)	—	(2)	—	(21)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	3	11	—	2	(4)	—	12
Restructuring and restructuring-related expenses	(44)	(33)	(1)	(19)	(7)	(3)	(107)
EBIT	353	145	338	209	243	(165)	1,123

Operational EBITDA margin (%)	14.8%	9.9%	17.4%	19.0%	11.8%	—	14.8%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended December 31, 2010
($ in millions except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	2,923	2,093	1,651	1,253	2,125	(834)	9,211
Unrealized gains and losses on derivatives	(1)	(10)	9	(1)	(14)	—	(17)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	18	(1)	—	3	—	21
Unrealized foreign exchange movements on receivables (and related assets)	(10)	(13)	(2)	2	(13)	—	(36)
Total revenues	2,913	2,088	1,657	1,254	2,101	(834)	9,179

Operational EBITDA	527	69	301	252	293	(118)	1,324
Depreciation and amortization	(50)	(28)	(22)	(27)	(20)	(48)	(195)
Acquisition-related expenses and certain non-recurring items	—	—	—	—	—	—	—
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	—	(10)	10	(2)	(36)	12	(26)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	—	3	(1)	1	1	(2)	2
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	—	(8)	2	5	(11)	1	(11)
Restructuring and restructuring-related expenses	(23)	(23)	(10)	(29)	(29)	(2)	(116)
EBIT	454	3	280	200	198	(157)	978

Operational EBITDA margin (%)	18.0%	3.3%	18.2%	20.1%	13.8%	—	14.4%

	Total assets(1)
($ in millions)	December 31, 2011	December 31, 2010
Power Products	7,355	7,205
Power Systems	7,469	6,039
Discrete Automation and Motion	9,195	3,696
Low Voltage Products	3,333	2,899
Process Automation	4,777	4,728
Corporate and Other	7,519	11,728
Consolidated	39,648	36,295

(1) Total assets are after intersegment eliminations and therefore refer to third-party assets only.

October - December 2011 — Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Hubertus von Grünberg *	17.11.2011	Shares	25,917		CHF 16.19
Jacob Wallenberg *	17.11.2011	Shares	3,196		CHF 16.19
Hans-Ulrich Märki *	17.11.2011	Shares	11,746		CHF 16.19
Roger Agnelli *	17.11.2011	Shares	3,196		CHF 16.19
Michel de Rosen*	17.11.2011	Shares	6,392		CHF 16.19
Michael Treschow *	17.11.2011	Shares	3,251		CHF 16.19
Louis R. Hughes *	17.11.2011	Shares	4,272		CHF 16.19
Yiing Yeh *	17.11.2011	Shares	3,197		CHF 16.19

Key:               * Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 17, 2012	By:	/s/ Johanna Henttonen
	Name:	Johanna Henttonen
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance